MFS Variable Insurance Trust II
                      (Formerly, MFS/Sun Life Series Trust)
              500 Boylston Street, Boston, Massachusetts 02116-3741
                                  617-954-5000


                                        April 16, 2009

VIA EDGAR (as Correspondence)
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re: Post-Effective Amendment No. 43 to Registration Statement on Form N-1A for MFS Variable Insurance Series Trust II (formerly, MFS/Sun Life Series Trust); (File Nos. 2-83616; 811-3732)

Ladies and Gentlemen:

         As requested, in connection with the filing of the above-referenced Registration Statement, we acknowledge the following:

(i) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     The Trust notes that, as indicated in the SEC's June 24, 2004 release, as updated May 9, 2005, regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

         If you have any questions, please call the undersigned at 617-954-4340.

                                        Very truly yours,

                                        MFS VARIABLE INSURANCE TRUST II


                                        /S/ Susan A. Pereira
                                        Susan A. Pereira
                                        Assistant Secretary